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Stephen M. Wiseman
Direct Dial: (212) 556-2265
Direct Fax: (212) 556-2222
swiseman@kslaw.com
April 10, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Attention:	Ms. Elaine Wolff
Branch Chief

Re:	Wellsford Real Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 9, 2007
Registration No. 333-139705
Ladies and Gentlemen:
     On behalf of Wellsford Real Properties, Inc. (“Wellsford”), we are delivering with this letter for filing under the Securities Act of 1933, as amended, the following:
•	Amendment No. 2 (the “Second Amendment”) to the Form S-4 (Registration No. 333-139705) (the “Form S-4”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Second Amendment, without exhibits, marked to show changes from Amendment No. 1 to the Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2007 (the “First Amendment”).
     Wellsford has received the Staff’s comments relating to the First Amendment contained in the Staff’s letter dated March 23, 2007. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Wellsford’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Second Amendment.
     Please note that a significant number of the changes made in the Second Amendment were as a result of Wellsford changing its stockholders’ meeting from a special meeting to an annual meeting.

Securities Exchange Commission

General
     Staff’s Comment 1: Please revise to update your financial statements in accordance with Rule 3-12 of Regulation S-X.
     Response: Wellsford’s and Reis’s financial statements have been updated in accordance with Rule 3-12 of Regulation S-X. Please see Wellford’s financial statements beginning on page WF-1 and Reis’s financial statements beginning on page RF-1.
Selected Historical Financial Data of Reis, page 22
     Staff’s Comment 2: We have reviewed your response to comment 62. Please revise the selected financial data for REIS to include a footnote explaining the restatement of the 2003 fiscal year.
     Response: We have revised the disclosure as requested. Please see footnote A on page 23.
Risk Factors, page 25
The merger represents a significant..., page 25
     Staff’s Comment 3: We note that in reviewing the proposed merger transaction the board and its financial advisor considered the resulting transition of the shareholder base from value-oriented real estate investors to growth-oriented tech investors in the event the merger is consummated. Please briefly address this change in the stock’s risk/return profile assuming the merger is consummated.
     Response: We have revised the disclosure as requested. Please see page 25.
Some of the directors..., page 27
     Staff’s Comment 4: Please disclose the estimated cash payments to be made to Messrs. Lynford and Garfield for change of control payments and options redemptions.
     Response: We have revised the disclosure as requested. Please see pages 27 and 28.

Securities Exchange Commission

Executive Compensation, page 128
     Staff’s Comment 5: Please disclose why the Compensation Committee used EBITDA as a benchmark for the EIP.
     Response: We have disclosed why the Compensation Committee used EBITDA as a benchmark for the EIP as requested. Please see page 141.
Change of Control Payments and_Benefits, page 141
     Staff’s Comment 6: Please disclose whether the change of control payment anticipated to be made to Mr. Cantaluppi is pursuant to a contractual agreement. If not, please disclose who decided to make this payment and provide additional disclosure as to the reason for the discretionary payment.
     Response: We have provided the disclosure as requested. Please see pages 138,141,149 and 150.
Related Party Transactions, page 149
     Staff’s Comment 7: Please expand your disclosure regarding your policies related to potential conflicts of interest. For example, you disclose that conflicts must be disclosed to your CFO but you do not disclose the policies to be followed by the CFO in approving or prohibiting such transactions or in bringing them to the board for approval or the standard upon which such decisions will be made.
     Response: We have expanded the disclosure as requested. Please see page 155.
Income Taxes, page 185
     Staff’s Comment 8: We note your response to comment 21. We also note your disclosure on pages 29 and 186 that “there can be no assurance that [the “continuity of business enterprise” requirement] will be met with respect to any ownership change of Wellsford.” Based on the anticipated operations of the business upon consummation of the merger as described in the prospectus, please disclose in this section and in the risk factor on page 29 your belief as to the likelihood that you will meet the “continuity of business enterprise” requirement. If you cannot provide this disclosure, please disclose why such an assessment is not possible.
     Response: We have added the requested disclosure. Please see pages 29 and 188.

Securities Exchange Commission

Unaudited Pro Forma Combined Balance Sheet, page 212
     Staff’s Comment 9: Please revise to include a pro forma adjustment for the change of control payments to be made to Lloyd Lynford and Jonathan Garfield upon consummation of the merger.
     Response: We respectfully advise the Staff that the pro forma adjustment for the change of control payments to be made to Lloyd Lynford and Jonathan Garfield upon consummation of the merger is already included in the line item “Payment of Reis estimated merger costs” in footnote P on page 217. However, we have now revised that line item to clarify that it includes the pro forma adjustment for the change of control payments. Please see page 217.
Part II.
Tax Opinions
     Staff’s Comment 10: Please direct counsel to revise the tax opinions to clarify that the company representational letters were limited to factual matters.
     Response: We do not believe that further clarification is necessary. Each of the tax opinions indicates that counsel’s reliance on the representation letters and other documents is limited “as to matters of fact.” Please see the first sentence under “Information Relied On” in exhibits 8.1 and 8.2.
     Staff’s Comment 11: Refer to the penultimate paragraph of the opinions. Counsels’ statements that the opinions are furnished “solely” to the company appear to limit the ability of shareholders to rely on the opinions. Please provide revised opinions that omit the limitation on reliance.
     Response: Revised opinions have been provided as requested. Please see exhibits 8.1 and 8.2.
     Staff’s Comment 12: Please advise us when you intend to file executed tax opinions.
     Response: We anticipate filing executed tax opinions at the time of filing the final amendment to the Form S-4.
*          *          *

     We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2265 or at the address indicated above.
     Thank you for your assistance.

Very truly yours,

/s/ Stephen M. Wiseman

Stephen M. Wiseman

smw

cc:	Mr. Michael McTiernan
United States Securities and Exchange Commission

Mr. Jeffrey H. Lynford
Mr. Mark P. Cantaluppi
Wellsford Real Properties, Inc.

Mr. Lloyd Lynford
Reis, Inc.